Schering AG: Co-operation between Leiras Oy and Nycomed Pharma announced

Berlin, Germany, March 15, 2001; Schering AG, Berlin (FSE: SCHR; NYSE: SHR) announced, that its Finnish subsidiary Leiras Oy, has agreed with Nycomed Pharma to establish a jointly owned company in Finland to be named Oy Leiras Finland Ab.

The jointly owned company will include Nycomed's Finnish business i.e.
Oy Nycomed Ab, Leiras' domestic business and the Leiras' plant in Tammisaari. The domestic business of Leiras represents about one third of total sales of Leiras Oy which were about EUR 170 million in 2000. Oy Leiras Finland Ab will benefit from Leiras' excellent position on the Finnish market and from Nycomed's strong product sourcing activities in the Nordic region.

"By joining forces with Nycomed we create excellent business opportunities for our activities in Finland", said Dr. Giuseppe Vita, Chairman of the Board of Executive Directors of Schering AG. "This step is in line with Schering's strategy to focus on its main business areas and is following the spin-off of Leiras' inhalation in November 2000."

The partners agreed that the Schering Group will hold 75.1% of the shares of Oy Leiras Finland Ab. Nycomed has an option to acquire the majority at a later date, earliest in late 2002. "The co-operation between Leiras and Nycomed serves two purposes," said Dr. Bernhard Schefter, President of Leiras Oy. "It supports the expansion targets of Leiras and helps to establish a strong business in Finland, based on Leiras and Nycomed expertise. With this co-operation we expect the Finnish business to grow by ten per cent in the year 2001."

The strategic focus of Oy Leiras Finland Ab will be on prescription pharmaceuticals, self-care products and on consumer health products. All other functions of Leiras Oy will remain unchanged. The strategic areas of Leiras Oy are Finnish business, contraception and hormone therapy, the development of polymers for drug delivery and the treatment of bone disorders. In the field of bone research, Leiras is establishing a research and development centre to identify new targets for the treatment of bone disorders and to combine innovative research with modern methods of new drugs finding.

Leiras top products, which are distributed worldwide, are the intrauterine hormone delivery system Mirena (R), which had been recently launched in the US, and Bonefos (R) for supportive cancer therapy.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, March 15, 2001
Schering AG
Corporate Communication
For further information please contact:

Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de